Alcan + Pechiney

Invest With Confidence

October 2003

©2003 ALCAN  INC.

Alcan has filed a French prospectus (“note d’information”) with the French Commission des opérations de bourse (“COB”) which has been registered under visa n° 03-858. A copy of the note d’information may be obtained at no cost by contacting Morgan Stanley & Co. International Ltd. (25, rue Balzac - 75008 Paris, France), Lazard Frères (121, boulevard Hausmann – 75008 Paris), Société Générale (17, cours Valmy – 92972 Paris-La-Défense Cedex) and on the COB’s Internet web site at www.cob.fr.

This presentation and document are for information purposes only. They shall not and do not constitute either an offer to purchase or buy or a solicitation to purchase or buy or an offer to sell or exchange or a solicitation to sell or exchange any securities in any jurisdiction in which such offer or solicitation would be unlawful. You are urged to enquire as to the applicable local restrictions and to abide by them.

While the information contained in this presentation and document has been prepared in good faith, no representation or warranty, express or implied, is or will be made and no responsibility or liability is or will be accepted by Alcan or any of its subsidiaries or by any of their respective officers, employees or agents as to or in relation to the accuracy or completeness thereof and any such liability is expressly disclaimed (provided that the above does not exclude any liability for, or remedy in respect of, fraudulent misrepresentation).

This presentation may only be attended by, and this document may only be distributed to, persons who (i) are outside the United Kingdom, or (ii) have professional experience in matters relating to investments or (iii) are persons falling within article 49(2)(a) to (d) of The Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (all such persons together being referred to as "relevant persons"). This presentation and document must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this presentation or document relate is available only to relevant persons and will be engaged in only with relevant persons.

Alcan will have no liability with respect to the violation of any of the restrictions contained in this disclaimer by any person or entity.

 The French Commission des opérations de bourse draws the public’s attention on the two following points:
  Alcan Inc. is a Canadian company; an application for listing of its shares in France is made. On account of this specificity, applicable rules relating to information of the public and protection of investors as well as the company’s undertakings towards stock exchange authorities and the market, are described in the note d’information;

  Alcan Inc. will announce, before the opening in Paris of the fifth stock exchange trading day prior to the last day of the offer, the average value of the Alcan share, its decision to substitute, for Alcan shares -valued at the average value- an equivalent amount of cash as well as the exchange parity and the fraction paid in cash offered to shareholders of Pechiney as further described in section I.4.2 of the note d’information.

This document shall not be transmitted or distributed in the United States and in Canada.

FORWARD-LOOKING STATEMENTS

Certain statements made in this communication are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Although Alcan’s management believes that the expectations reflected in such forward-looking statements are reasonable, readers are cautioned that these forward-looking statements by their nature involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Many factors could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including those listed under “Cautionary Statement Concerning Forward-Looking Statements “ and “Risk Factors” in the preliminary prospectus included in the registration statement we intend to file with the SEC. See the previous paragraph for information about how you can obtain a free copy of the registration statement. We undertake no obligation to update forward-looking statements.

IMPORTANT ADDITIONAL INFORMATION

This presentation includes certain information concerning Pechiney and the combined business of Alcan and Pechiney. This information is subject to risks and uncertainties. We have based this information on publicly available information about Pechiney (primarily filings by Pechiney with the SEC and the French Commission des opérations de bourse). However, Pechiney has not yet granted Alcan access to Pechiney’s books and records or any other non-public information regarding Pechiney and Alcan has no means of compelling such access. In addition, Pechiney’s primary financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) in France while Alcan’s primary financial statements are prepared in accordance with Canadian GAAP. There are differences between Canadian and French GAAP. The unaudited pro forma information included herein is prepared based on the US GAAP information that Pechiney discloses publicly. Alcan has not been in a position to verify the Pechiney information or the pro forma information about the combined entity included in this presentation. Some of the information about Pechiney in this presentation is based on good faith estimates by Alcan or industry sources that may be materially inaccurate. The pro forma information presented is not necessarily indicative of the operating results or financial condition that would have been achieved had Alcan’s offer for Pechiney been completed during the periods or at the times presented, nor is this information necessarily indicative of future results or conditions of Alcan after it has acquired Pechiney. The pro forma information does not reflect the impact of synergies that Alcan expects to realize over time or the costs associated with the integration of operations necessary to achieve such synergies nor does it reflect the impact of significant divestitures that Alcan must make as required by antitrust regulators. Some of the risks associated with the information about Pechiney and the combined Alcan and Pechiney will be discussed under “Risk Factors” in the preliminary prospectus included in the registration statement that we have filed with the SEC in connection with the proposed offer.

Certain terms used in this presentation are defined in the appendix.

Alcan + Pechiney

Invest With Confidence

  Alcan at a Glance

  Strategic Rationale

  The Combined Company

  Transaction Review

  Summary

Alcan at a Glance

Overview

Worldwide Leader

Key Facts	Key Attributes
Second largest aluminum company	Diversified business mix
$12.3 billion revenues*	Low cost operations
54,000 employees	Attractive growth platforms
42 countries	Strong financial performance
6 business segments	Robust earnings capacity

* Fiscal year 2002

One Governing Objective – Maximize Value

Alcan at a Glance

Global Presence

Geographic Balance

2002 Alcan Capital Assets ($12.9 Billion)	2002 Alcan Revenues ($12.3 Billion)

2002 Western World Al Consumption (28.5 Mt)

Alcan at a Glance

Strong Financial Performance

Delivering Despite Weak Economic Conditions

Revenues and Aluminum Volumes

Sales & operating rev. (US$M)   Total aluminum volume (kt)

Operating Income (1)

 Operating income (US$M)       LME (US$/t)

(1) Operating income: calculated by substracting foreign currency balance sheet translation effects and Other Specified Items from Net Income

Alcan at a Glance

Strong Financial Performance

Demonstrated Financial Discipline

Cash Flow (in US$M)

Free Cash Flow (US$M)        Cash from Operations (US$M)

Debt as a Percent of Total Capital

$10,000 $8,000 $6,000 $4,000 $2,000 $0

Borrowings (US$M)         Debt:Total Capital     Equity (US$M)

 Alcan at a Glance

Q3 2003 Highlights*

Strong Cash Flow Underscores Business Performance

Earnings

  Operating EPS up 5% over Q2 and stable year-over-year. Cost efficiencies and improved metal prices offset falling US$ and higher pension and energy costs.

  Net income from continuing operations down $0.23 per share Y/Y due mainly to foreign currency balance sheet translation effects and Other Specified Items.

Cash Flow

  Record free cash flow of $266 M, up $60 M Y/Y

  Cash from operations of $560 M, up $140 M Y/Y

  Capex in line with depreciation

  Debt as a percentage of total capital at 31%

Maximizing Value Initiatives Continue

  Pechiney offer initiated and approved

  VAW integration on track

  Uniwood/Fome-Cor purchase announced

* For additional information about Q3 2003, see press release dated October 23, 2003 and Form 8-K of same date.

Alcan at a Glance

Financial Targets

Long Term Objective:  Double Value Every Five Years

  Grow operating earnings per share by 15% per year

  Minimum of $400 million free cash flow per year

  EVA positive by 2006

Strategic Rationale

Compelling Strategic Rationale

Creates Substantial Value for Shareholders

  Consistent with strategy & value-maximizing objectives

  Solidifies Alcan as a world-leading aluminum company

  Broad technology leadership - core smelting technology

  Enhanced aluminum fabrication portfolio, e.g. aerospace

  US$6 billion packaging leader

  Accretive to EPS, free cash flow, ROCE from Year 1

  Timing is right

  Substantial future options created

Strategic Rationale

US$250 Million Annual Pre-Tax Cost Synergies

Synergies are Realistic and Achievable

   100% percent of synergies by year-end 2005

  Costs

    Implementation: US$200 million
    CAPEX: US$50 million

Strategic Rationale

Competition Review

Clearance by MTF and DOJ Received

European Commission (MTF)	US Department of Justice (DOJ)
Divestiture of either	Divestiture of Pechiney's aluminum rolling mill located in Ravenswood (West Virginia)
Alcan's 50% share in the AluNorf(1) mill and the Göttingen and Nachterstedt mills
The statutory waiting period under the US Hart-Scott Rodino Act expired on September 29.
Pechiney's mills at Neuf-Brisach(1), Rugles and, at purchaser’s option, Annecy

Continue licensing of alumina refining technology and aluminum smelter cell technology
Divestiture of anode baking furnace designs
Elimination of the overlap in aluminum aerosol cans and aluminum cartridges

Total commitments amount to approximately 5% of pro-forma sales

(1) Alcan's Latchford casting operations can also be added to either the AluNorf or Neuf-Brisach packages at the purchaser’s option.

Strategic Rationale

Government Review

Clearance by French Treasury Department Received

  Continuity of operations at industrial sites except those which Pechiney has, as of today, announced would be closed

  Location in France of

    The global headquarters for packaging and aerospace operations
    The global headquarters of new cell technology for primary aluminum
    The European headquarters for primary aluminum operations
    The global headquarters for engineered products

Strategic Rationale

Integration Approach

Lessons Learned from algroup

  Maintain current operating focus

  Line leadership of integration process

  Jointly staffed integration teams

  Fill and announce key jobs as soon as possible

  Timeline to achieve full synergy run-rate within 2 years

Demonstrated track record in synergies

The Combined Company

Global Group - Balanced Presence

88,000 Employees, 322 Operating Facilities in 50 Countries Around the World

North America
Pro Forma 2002 Revenues: US$8.2 billion
No. Employees: 27,000
No. Facilities: 92

Europe
Pro Forma 2002 Revenues: US$10.5 billion
No. Employees: 47,000
No. Facilities: 185

S.A./Australia/Asia/Africa
Pro Forma 2002 Revenues: US$5.2 billion
No. Employees: 14,000
No. Facilities: 45

North American Global Headquarters:

Bauxite & Alumina	Montreal
Primary Metal	Montreal
RP - Americas & Asia	Cleveland

European Global Headquarters:

Packaging	Paris
RP - Europe	Zurich
Engineered Products	France

17

The Combined Company

Diversified Business Mix

Balanced Portfolio

2002 Revenue

 Alcan: US$12.3 Bn

Pechiney: US$11.4 Bn(1),(2)

Pro Forma: US$23.7 Bn(1),(2)

27%

(1) Including Pechiney trading revenue of US$4.8 billion

(2) On the basis of average US$/€ exchange rate during 2002 of .95

The Combined Company

Increased Core Market Presence

Strengthens Current Position

2002 Revenue By End-Use Market(1)(2)

Alcan	Pechiney

Pro Forma

(1) Excludes Pechiney trading revenues of US$4.8 billion

(2) On the basis of average US$/€ exchange rate during 2002 of .95

Source: Pechiney figures are based on estimates derived from publicly available documents

The Combined Company

Leading Position in Aluminum

A Leader in Primary Aluminum and Rolled Products

Primary

– Bauxite and alumina

  2nd worldwide position in alumina production capacities(1)
  Complementary bauxite mines and alumina refineries
  Technology optimization

– Aluminum smelting

  Largest share of low-cost smelting capacity in the world
  Advanced high-amperage smelting technology

Rolled and fabricated products

  Large presence in value-added aerospace market
  Improved service of growing demand for automotive applications in North America and Europe
  Application of best manufacturing practices

(1) Source : CRU (Industry and Market Outdoor, January 2003)

The Combined Company

A Packaging Leader

Strength Across Key End-Use Markets

The Combined Company

Technological Excellence

Cutting-Edge Capabilities

Alcan	Pechiney	Together
Alumina refining Smelter -Cell efficiency Automotive Rolling Packaging Composites	Alumina refining Smelter - High amperage cell (AP-30, AP-50) Aerospace Packaging	Strong technological base Sharing best practices & know-how More efficient investments

The Combined Company

Customer Benefits

Meets Customers' Need for Full-Service Suppliers
Enhanced Scale and Regional Diversity

Aluminum	Packaging
Diversified low-cost primary position Increased R&D and technological capabilities Capacity and reach to address expanding aluminum fabrication needs in any region Aerospace capability	Leading full-service supplier in most segments Global reach Integrated solutions

Transaction Review

Summary of Terms

An Attractive Premium

Consideration	€47.5 per Pechiney share(1) €83.4 per OCEANE
Offer Structure	For each Pechiney share: €24.6 in cash plus Alcan shares equivalent to €22.9, based on the average value pricing formula Maximum number of Alcan shares: 0.8358 Minimum number of Alcan shares: 0.6001
Substitution Option	Option to substitute an equivalent amount of cash for all or part of the stock component
Bonus	Additional €1 in cash if more than 95% of Pechiney capital and voting rights on a fully diluted basis are tendered €0.4 bonus per OCEANE
Minimum Condition	More than 50% shares tendered

(1) If Alcan’s average value is between €27.40 and €38.16 as explained under “Pricing”.

Transaction Review

Pricing

A Fixed-Price Mechanism, with Potential Upside

Value of the Offer for 1 Pechiney share

(Excluding share for cash substitution option)                                                            Alcan Average Value (€)

Transaction Review

Pricing

Value-Protecting Structure

  Offer value fixed at €47.5 even if Alcan stock price in € decreases, down to a value of €27.4, contrary to usual fixed parity mixed offers

  Pechiney shareholders retain upside potential on Alcan stock

  Greater transparency and certainty for Pechiney shareholders:

    Average value of Alcan stock based on 10 trading days among 30 days

    Determination of the stock component consideration 5 trading days before the end of the offer period

Transaction Review

Remaining Transaction Milestones

Alcan Committed to Successful Process

	Main Steps	Time Period
	Initial Offer filed	July 7
	Pechiney Board recommends revised Offer	September 12
	Revised Offer filed	September 15
	Approval decision ("Avis de recevabilité") by the Conseil des Marchés Financiers (CMF) Receipt of competitive/anti-trust clearances in EU, US and Canada	September 29
	Launch of the Offer in France	October 7
	Launch of the Offer in US	October 27

Subject to CMF decision	Alcan to announce final terms of Offer	November 17
	Closing of the Offer	November 24
	Publication of the Results of the Offer	December 1

Summary

Alcan: Committed to Maximizing Value

Invest With Confidence

  Creates industry leader

  Provides strong base for further value-creating opportunities

  Supports financial targets

  Enables potential for re-rating

  Leverages track record

Appendix

Western World Aluminum Balance

Primary Metal

(kt)

	2001	2002	2003f
Production	16,670	17,230	17,730
FSU/China/E. Europe	2,700	2,750	3,150
SUPPLY	19,370	19,980	20,880
% Change	-1.9%	+3.1%	+4.5%
DEMAND	18,920	19,570	20,490
% Change	-6.2%	+3.4%	+4.7%
INVENTORY CHANGE	+450	+410	+390

Aluminum – Primary

Bauxite & Alumina

2002 Alumina Production

kt

  Further 20% of Queensland

  Integrate complementary bauxite mines and alumina refineries

  Optimize technologyof the two companies

Source: CRU (Industry and Market Outlook, January 2003)

Aluminum - Primary

Aluminum Smelting

2002 Production as % of Global

16% 14% 12% 10% 8% 6% 4% 2% 0%

             Alcoa   Pro forma Alcan  RusAI     Alcan       VAW       Billiton     Pechiney    Chinalco   Comalco
  Largest share of low-cost smelting capacity in the world

    50% in bottom third of global cost curve

  Advanced high-amperage smelting technology (AP30 & AP-50 cell)

  Alcan’s wholly owned hydroelectric power

(1) Adjusted to include Alouette for full year
Source: CRU (Industry and Market Outlook, January 2003)

Aluminum – Rolled & Fabricated Products

2002 Pro Forma Revenues by End Market

World class aluminum rolling and
continuous casting technologies

Application of best manufacturing
practices

Improved service
of the growing demand
for automotive applications
in both North America
and Europe

Synergy potential

Source: Pechiney figures based on estimates derived from publicly available documents.

Definitions

EVA® is a registered trademark of Stern Stewart & Co. and a key measure of financial performance. The term means the difference between the return on capital and the cost for using the capital over the same period.

Foreign currency balance sheet translation means gains and losses arising from translating balance sheet items mainly in Canada and Australia (principally accounts payable, deferred credits and other liabilities, and deferred income taxes) at period-end exchange rates.

Free Cash Flow is calculated by substracting dividends and capital expenditures from cash from operating activities.

Operating Income is calculated by substracting foreign currency balance sheet translation effects and Other Specified Items from net Income.

Other Specified Items include, for example: restructuring charges; asset impairment charges; unusual environmental charges; gains and losses on non-routine sales of assets, businesses or investments; gains and losses from legal claims; gains and losses on the redemption of debt; income tax adjustments related to prior years and the effects of changes in income tax rates; and other items that do not typify normal business activities.

ROCE (return on capital employed) is earnings before interest and tax divided by capital, which is equal to Total Capital.

Total Capital is the sum of short-term borrowings, debt maturing within one year, debt not maturing within one year, minority interest, redeemable non-retractable preference shares and common shareholders’ equity.

©2003 ALCAN  INC.